

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2014

Via E-mail
Dennis J. Broderick
Executive Vice President, General Counsel and Secretary
Macy's, Inc.
7 West Seventh Street
Cincinnati, OH 45202

> **Re:** **Macy's, Inc.**
> **Form 10-K**
> **Filed April 2, 2014**
> **Response dated May 8, 2014**
> **File No. 001-13536**

Dear Mr. Broderick:

We have reviewed your response dated May 8, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 1, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

1. We note your response to comment 1 from our letter dated May 2, 2014 and have the following comments:

   - Your disclosures on page 16 indicate that from fiscal 2012 to fiscal 2013, the growth rate tripled for comparable sales of licensed departments while the growth rate declined by approximately 50% for comparable sales of owned departments. Please tell us in more detail why you believe disclosure of changes in comparable sales for licensed departments correlates to increases in your sales from non-licensed departments, including whether you track any metrics that showed this correlation.

Please also tell us whether you believe the comparable sales of your owned departments would have been lower absent these licensed departments.

- We assume that increased commission revenue would contribute to a higher gross margin as a percentage of sales, but we note your consolidated gross margin as a percentage of sales declined from fiscal 2012 to fiscal 2013. Tell us whether the impact of increased commission revenue on gross margin was offset by other factors. If so, please explain why you did not disaggregate these offsetting factors within your analysis of results.

- Please provide us with your analysis of the materiality of commission revenue to your pre-tax income to assist us in understanding your conclusion that quantification of commission revenue is not required or helpful to investors. If you believe that other profitability metrics should be considered in your materiality analysis, please also provide us with your analysis of materiality based on those metrics.

- If you continue to believe that commission revenue is immaterial to your results, please disclose a statement to that effect. We believe this will provide necessary context for investors to understand your quantification of comparable sales for licensed departments.

You may contact me at (202) 551-3737 if you have questions regarding our comments or any other questions. In my absence, you may contact Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief

cc: Chris Jalovec, Macy's, Inc.
        Mark Betzen, Jones Day